FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
February 12, 2018

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems PJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

MTS Enters the Event Ticketing Market

February 12, 2018

Moscow, Russia - PJSC MTS (NYSE: MBT, MOEX: MTSS), the leading telecommunications provider in Russia and the CIS, announces the acquisition of a 100% stake in MDTZK LLC (operating under the trademark name Ticketland.ru) and a 78.2% stake in Kulturnaya Sluzhba LLC (operating under the trademark name Ponominalu.ru), the leading players in the Russian event ticketing industry. The acquisitions allow MTS to enter the promising event ticket market and establish itself as a leading ticket operator in Russia, while broadening MTS’s suite of digital services and integrating a key new product into its existing loyalty program and mobile app ecosystem.

Ticketland.ru is one of the country’s favorite destinations for tickets to theaters, concerts and musicals, festivals, classical music performances as well as sporting events and children’s events. It is one of the market leaders in theater ticketing.  The company owns the largest distribution network in Moscow and also benefits from active website and mobile app sales channels. Ponominalu.ru is among the TOP-5 players in the event ticket sales market in Russia with the leading position in concert ticketing.

Vyacheslav Nikolaev, Vice President, Marketing, MTS, commented, “Buying a ticket to a live event — whether it is a concert or a theater production— should absolutely be done through a smartphone. The convenience is too great not to bring these types of services to our customers, and it is obvious that MTS — with its size, scale and scope — should be at the forefront, driving growth in a significant market throughout Russia. On the basis of both Ticketland.ru and Ponominalu.ru, we expect to soon be in a leading position in this intriguing, developing market.”

Online ticketing is a natural complement to MTS’s efforts to expand its core digital services under its 3D strategy. MTS envisions key synergies with online ticketing and its greater ecosystem of MTS services and apps: additional tools for Big Data analytics, channels for customer interaction and marketing activities, as well as simple opportunities to quickly introduce these services to markets throughout Russia. Initially, efforts will be made to promote the entertainment and education aspects of the service to our customers until the services are combined into a comprehensive, e-ticketing solution.

Mr. Nikolaev continued, “Today, MTS delivers a wide range of digital content: TV in various formats, mobile books, music, etc. With the ability to offer tickets to a range of live events, we’ll be able to offer ‘real-life’ experiences as part of our product range and do so with the benefits of discounts through our loyalty program. Within our burgeoning app ecosystem and rising expertise in Big Data uses, our customers will be able to buy tickets directly from their mobile devices and receive personalized recommendations on interesting destinations and events.”

The Ticketland.ru transaction was priced at RUB 3.25bln for a 100% stake in MDTZK LLC, including net debt. Ponominalu.ru has been valued at RUB 495 mln for a 100% stake in Kulturnaya Sluzhba LLC, including net debt. Mikhail Minin, the founder and CEO of Pomominalu.ru, will remain with the company and retains a 21.8% stake with an option to sell his stake to MTS expiring in 2020. The parties also entered into option agreements, which would enable MTS increase its share to 100% by the end of 2020 based on key business metrics.

MTS has received all the necessary corporate and regulatory approvals for the transactions. Both ticket operators will continue to operate as separate entities, managed by current management teams, while MTS will oversee strategic development and exercise financial control. The financial results of the acquired assets will be consolidated from the date of acquisition.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Department of Corporate Finance and Investor Relations

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems PJSC (“MTS” - NYSE:MBT; MOEX:MTSS), the leading telecommunications group in Russia and the CIS, provides a range of mobile and fixed-line communications services. We serve over 100 million mobile subscribers in Russia, Ukraine, Armenia, Turkmenistan, and Belarus, and about 9 million customers of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. For more information, please visit: www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: February 12, 2018